SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter October 31, 2002

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___________

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

SIGNATURES
EXHIBIT INDEX
News Release dated Nov. 27, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: November 27, 2002	By:	/s/ Robert E. Waite

		Name:	Robert E. Waite
		Title:	Senior Vice-President

	By:	/s/ Stephen J. Forbes

		Name:	Stephen J. Forbes
		Title:	Vice-President

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 27, 2002